	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$127,192.00	$48,382.00
Cash & Cash Equivalents:	$127,192.00	$24,475.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$13,347.00	$53,199.00
Long-term Debt:	$20,188.00	$122,545.00
Revenues/Sales:	$124,657.00	$205,606.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($160,907.00)	($75,996.00)